UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

OPENWAVE SYSTEMS INC.
(Name of Subject Company)

OPENWAVE SYSTEMS INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

683718308
(CUSIP Number of Class of Securities)

Robert Vrij President and Chief Executive Officer Openwave Systems Inc. 2100 Seaport Boulevard Redwood City, California 94063 (650) 480-8000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Kenton J. King, Esq.

Celeste E. Greene, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, California 94301

(650) 470-4500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Openwave Systems Inc. ("Openwave") with the Securities and Exchange Commission ("SEC") on June 4, 2007 (as amended, the "Statement") relating to the unsolicited tender offer by Oreo Acquisition Co., LLC, Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (collectively, "Harbinger") disclosed in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the "Schedule TO") initially filed by Harbinger with the SEC on May 22, 2007, to purchase 40,389,560 shares of Openwave common stock at a purchase price of $8.30 per share.

Item 9	Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
(a)(7)	Openwave Systems Inc. Press Release dated June 19, 2007.
(a)(8)	Openwave Systems Inc. Investor Presentation dated June 19, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPENWAVE SYSTEMS INC.

	By:	/s/ Hal Covert
	Name:	Harold (Hal) Covert
	Title:	Executive Vice President and Chief Financial Officer
Date: June 19, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(7)	Openwave Systems Inc. Press Release dated June 19, 2007.
(a)(8)	Openwave Systems Inc. Investor Presentation dated June 19, 2007.